September 9, 2025

CeCe Chikhale
Chief Financial Officer
LTC PROPERTIES INC
3011 Townsgate Road, Suite 220
Westlake Village, CA 91361

       Re: LTC PROPERTIES INC
           10-K for the Fiscal Year Ended December 31, 2024
           10-Q for the Quarter Ended June 30, 2025
Dear CeCe Chikhale:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the quarter ended June 30, 2025
Notes to Consolidated Financial Statements
16. Segment Information, page 33

1. We note that during the second quarter of 2025, you began managing your operations through two reportable segments: Real Estate Investments and SHOP, and adopted
       Net Operating Income as your segment performance measure. Please address the following related to your segment disclosures

             Describe how you considered the guidance for disclosures related to recasting of previously reported information pursuant to guidance outlined within paragraphs 280-10-50-34 to 36 of the Accounting Standards
Codification (ASC).
             Describe how you considered the guidance for disclosures related to asset information and significant expense categories pursuant to guidance outlined within paragraphs 280-10-50-26 and 26A of the ASC

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence
 September 9, 2025
Page 2

of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction